Exelon Generation Company

November 30, 2012

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Exelon Generation Company, LLC, Registration Statement on Form S-4,
Filed November 2, 2012, File No. 333-184712

Dear Ms. Ransom:

This letter responds to the comments set forth in your letter dated November 16, 2012 to Christopher M. Crane, President of Exelon Generation Company, LLC (the “Company”), regarding the Company’s filing listed above. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below the comments.

Incorporation of Certain Information by Reference, page 1

1.     Please include the Form 8-K/A filed on May 25, 2012 and the Form 10-Q filed on November 7, 2012 in the list of documents incorporated by reference into the registration statement. Please confirm to us your understanding that you are required to incorporate by reference certain of your periodic reports filed between the date of the initial filing of the registration statement and the effective date of the registration statement. For guidance, please consider Question 123.05 of our Compliance and Disclosure Interpretations (Securities Act Forms).

RESPONSE

As requested, the Company has added the Form 8-K/A filed on May 25, 2012 and the Form 10-Q filed on November 7, 2012 in the list of documents incorporated by reference into the registration statement. Additionally, all financial information in the registration statement has been updated to include information for the period ending September 30, 2012.

The Company hereby confirms its understanding that it is required to incorporate by reference certain of its periodic reports filed between the date of the initial filing of the registration statement and the effective date of the registration statement. The Company has further amended the registration statement to clarify that subsequent filings the Company makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information deemed pursuant to the SEC’s rules to be furnished and not filed with the SEC) after the date of the prospectus and prior to the later of (i) the termination or completion of the exchange offer and (ii) the termination of the period of time described under “Plan of Distribution” during which the Company has agreed to make available the prospectus to broker-dealers in connection with certain resales of the new notes will be incorporated by reference.

Forward-Looking Statements, page 2

2.     The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Securities Act Section 27A(b)(2)(C) and Exchange Act Section 21E(b)(2)(C). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

RESPONSE

In response to Staff’s comment, the Company has amended the registration statement to specifically provide that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act does not apply to statements in the prospectus made in connection with the exchange offer.

The Exchange Offer, page 18

Expiration Date; Extensions; Amendments, page 19

3.     You reserve the right “to delay the acceptance of the outstanding notes for exchange.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

RESPONSE

In response to Staff’s comment, the Company has amended the registration statement to clarify that it reserves the right to delay acceptance due to an amendment or extension to the exchange offer. The Company hereby confirms that any such delay or extension will be conducted in a manner that is consistent with Exchange Act Rule 14e-1(c).

Signatures, page II-5

4.     Please include the signatures of the individuals required to sign the registration statement in their individual capacities. If the company is managed by a member instead of a board of managers or directors, then please include the signatures of a majority of the board of directors of the member. See Instruction 1 to Signatures of Form S-4.

RESPONSE

As requested, in addition to being signed by its principal executive officer, principal financial officer and principal accounting officer, the registration statement has been signed by its Managing Member, Exelon Ventures Company and its ultimate parent Exelon Corporation, managing member of Exelon Ventures Company. The registration statement has also been signed by a majority of Exelon Corporation’s board of directors.

Item 22. Undertakings, page II-2

5.     Please include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K and Item 22(b)-(c) of Form S-4.

RESPONSE

In response to Staff’s comment, the undertakings required by Item 512(a)(5)(ii) of Regulation S-K and Item 22(b)-(c) of Form S-4 have been included in the registration statement.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (312) 394-4485 with any questions.

Sincerely,

/s/ Lawrence Bachman, Esq.

Lawrence Bachman, Esq.

Assistant General Counsel

cc:	Patrick R. Gillard, Esq.